FINANCIAL INSTITUTION BOND

Standard Gprm No. 14, Revised to May, 2011

Bond No. B80-536506

THE CINCINNATI INSURANCE COMPANY

Mailing Address:	P.O. BOX 145496, CINCINNATI, OHIO 45250-5496
Home Office:	FAIRFIELD, OHIO 45014-5141 513-870-2000

A Stock Insurance Company

(Herein called Underwriter)

DECLARATIONS

ltem 1.	Name of Insured (herein called Insured):
RAND CAPITAL CORPORATION & RAND CAPITAL SBIC, INC.

Principal Address:

14 LAFAYETTE SQ STE 2200 BUFFALO, NY 14203-1922

Item 2. Bond Period: from 12:01 a.m. on	07/06/2012	to 12:01 a.m. on	07/06/2015
	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)

ltem 3.	The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $ 350,000

Item 4.

Subject to Sections 4 and 12 hereof, the Single Loss Limit of Liability applicable to each of Insuring Agreements (A), (B), (C) and (F) is $ 350,000 and the Single Loss Deductible applicable to each of Insuring Agreements (A), (B), (C) and (F) is $ 15,000

If coverage is provided under the following Insuring Agreements or Coverages, the applicable Single Loss Limit of Liability and Single Loss Deductible shall be inserted below:

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D) - FORGERY OR ALTERATION	$ Not Covered	$	N/A
Insuring Agreement (E) - SECURITIES	$ Not Covered	$	N/A
Coverage on Partners or Members	$ Not Covered	$	N/A
Optional Insuring Agreements and Coverages:
EXTORTIONS-PERSONS	$ Not Covered	$	N/A
EXTORTIONS-PROPERTY	$ Not Covered	$	N/A
COMPUTER SYSTEMS	$ N/A	$	N/A
REGISTERED REPS	$ N/A	$	N/A

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, or if no amount is inserted, such Insuring Agreement and any other reference thereto in this bond shall be deemed to be deleted.

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

#1 - #5

ltem 6.	The amount of anticipated loss which the Insured must report to the Underwriter pursuant to Section 12 is: $15,000

ltem 7.	For the purposes of Insuring Agreement B, Property lodged or deposited in the following offices and premises is not covered:

ltem 8	The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) B80-535746

Such termination or cancelation to be effective as of the time this bond becomes effective.

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The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)    Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1)	to cause the Insured to sustain such loss; and
(2)	to obtain an improper financial benefit for the Employee or another person or entity.

However, if some or all of the insured’s loss results directly or indirectly from:

(a)

Loans, that portion of the loss involving any Loan is not covered unless the Employee also was in collusion with one or more parties to the Loan transactions and has received, in connection therewith, an improper financial benefit with a value of at least $2,500; or

(b)	trading, that portion of the loss not covered unless the Employee also has received, in connection therewith, an improper financial benefit.

As used in this Insuring Agreement, an improper financial benefit does not include any employee benefits received in the course of employment, including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

As used in this Insuring Agreement, loss does not include any employee benefits (including but not limited to: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions) intentionally paid by the Insured.

ON PREMISES

(B)    (1) Loss of items enumerated in the definition of Property resulting directly from:

(a)  robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)  theft, false pretenses, common-law or statutory larceny, committed by a person physically present in an office or on the premises of the Insured at the time the enumerated items of Property are surrendered, while such enumerated items of Property are lodged or deposited within offices or premises located anywhere, except those offices set forth in Item 7 of the Declarations.

(2)

Loss of or damage to furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat; provided that:

(a)  the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(b)  the loss is not caused by fire.

IN TRANSIT

(C)    Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of:

(1)  a Messenger, or

(2)  a Transportation Company and being transported in an armored motor vehicle, or

(3)  a Transportation Company and being physically (not electronically) transported in other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(a)  Books of account and other records stored on tangible media, including magnetic tapes, disks and computer drives as well as paper, but not including any of the other items listed in the definition of Property, however stored, and

(b)  Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(c)  Negotiable Instruments not payable to bearer, and either not endorsed or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the Messenger or Transportation Company and ends immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

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FORGERY OR ALTERATION

(D)    Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance on any Written, Original:

(1)  Negotiable instrument (except an Evidence of Debt),

(2)  Certificate of Deposit,

(3)  Letter of Credit,

(4)  Withdrawal Order,

(5)  receipt for the withdrawal of Property, or

(6)  instruction or advice directed to the Insured and purportedly signed by a customer of the Insured or by a banking institution,

which (a) bears a handwritten signature which is a Forgery, or (b) is altered, but only to the extent the Forgery or alteration causes the loss.

Actual physical possession of the items listed in (1) through (6) above by the Insured is a condition precedent to the Insured’s having relied on the items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

SECURITIES

(E)    Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1)  acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of, any Written, Original:

(a) Certificated	Security,
(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c)	Certificate of Deposit; or

(d)	Evidence of Debt,

which (i) bears a handwritten signature which is material to the validity or enforceability of the security and which is a Forgery, or (ii) is altered, but only to the extent the Forgery or alteration causes the loss, or (iii) is lost or stolen;

(2)  guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, or any items listed in (a) through (d) above; or

(3)  acquired, sold or delivered, or given value, extended credit or assumed liability, in reliance on any item listed in (a) through (c) above which is a Counterfeit, but only to the extent the Counterfeit causes the loss.

Actual physical possession of the items listed in (a) through (d) above by the Insured or its authorized representative is a condition precedent to the Insured’s having relied on such items.

A reproduction of a handwritten signature is treated the same as the handwritten signature. An electronic or digital signature is not treated as a reproduction of a handwritten signature.

COUNTERFEIT MONEY

(F)    Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.    This bond does not indemnify any insured for loss sustained by a proprietorship, partnership, corporation or any other entity which is owned, controlled or operated by an Insured and not named as an Insured hereunder unless:

(1)  such loss is sustained by a nominee organized by an Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees; and

(2)  such Insured is not a holding company.

If the conditions of (1) and (2) are met, loss sustained by the nominee shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—

CONSOLIDATION, MERGER OR PURCHASE OF

ASSETS—NOTICE

B.    If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which:

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(1)  has occurred or will occur in offices or premises,

(2)  has been caused or will be caused by an employee or employees of such institution, or

(3)  has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall (i) give the Underwriter Written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, (ii) obtain the Written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, employees and other exposures, and (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF OWNERSHIP—NOTICE

C.    When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give Written notice to the Underwritten, as soon as practicable but not later than within 30 days. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer of ownership interest.

REPRESENTATION OF INSURED

D.    The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any omission, concealment or incorrect statement, in the application or otherwise, shall be grounds for the rescission of this bond, provided that such omission, concealment or incorrect statement is material.

JOINT INSUREDS

E.    Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall there after be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F.    The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of the Conditions and Limitations of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of the Conditions and Limitations of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

INSURED’S ERISA PLANS

G.    If any Employee or director of the Insured is required to provide a bond to a health, welfare or pension plan subject to the Employee Retirement Income Security Act of 1974 (ERISA) (hereinafter the Plan), the majority of whose beneficiaries are Employees or former Employees of the Insured, the Plan shall be deemed an Insured under this bond for the purposes of Insuring Agreement (A)

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only and, in addition to all other terms and conditions of this bond, to the following:

(1)  the deductible required by Section 12 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by the Plan only after the Plan has received from the Underwriter:

(a)  the lesser of $500,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan does not hold “employer securities” within the meaning of section 407(d)(1) of ERISA; or

(b)  the lesser of $1,000,000 or 10% of the assets of the Plan at the beginning of the fiscal year of the Plan in which the loss is discovered, if the Plan holds “employer securities” within the meaning of section 407(d)(1) of ERISA;

(2)  Notwithstanding Section 3 of the Conditions and Limitations of this bond, loss suffered by the Plan is covered if discovered during the term of this bond or within one year thereafter, but if discovered during said one year period, the loss payable under this bond shall be reduced by the amount recoverable from any other bond or insurance protecting the assets of the Plan against loss through fraud or dishonesty; and

(3)  If more than one Plan subject to ERISA is an Insured pursuant to this General Agreement, the insured shall purchase limits sufficient to provide the minimum amount of coverage required by ERISA for each Plan and shall distribute any payment made under this bond to said Plans so that each Plan receives the amount it would have received if insured separately for the minimum coverage which ERISA required it to have.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)  Certificate of Deposit means a Written acknowledgment by a financial institution of receipt of Money with an engagement to repay it.

(b)  Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)  represented by a Written instrument issued in bearer or registered form;

(2)  of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3)  either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(c)  Change in Control means a change in ownership of more than 50% of the voting stock or ownership interest of the Insured, or of a parent corporation or holding company which controls the Insured.

(d)  Counterfeit means a Written imitation of an actual, valid Original which is intended to deceive and to be taken as an Original.

(e)  Electronic Data Processor means a natural person, partnership, corporation or any other business organization with the Insured’s Written authorization to perform services as data processor of the checks drawn by a customer on an account at the Insured. A Federal Reserve Bank or clearing-house shall not be an Electronic Data Processor.

(f)    Employee means:

(1)  a natural person white in the service of the Insured whom the Insured has the right to direct and control in the performance of his or her duties and:

(i)  whom the Insured directly compensates by wages, salaries or commissions, or

(ii)  who is compensated by an employment agency which is paid by the Insured for providing such person’s services for work at or in the Insured’s offices or premises covered hereunder;

(2)  a member of the Board of Directors of the Insured, or a member of an equivalent body, when performing acts coming within the scope of the usual duties of a person described in paragraph (f)(1) above or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or equivalent body to perform specific, as distinguished from general, directorial acts on behalf of the insured;

(3)  an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, but only as to acts while an employee of such institution which caused said institution to sustain a loss which was not known to the Insured or to the said institution at the time of the merger or consolidation;

(4)  an Electronic Data Processor, provided, however that each such Electronic Data Processor, and the partners, officers and employees of such Electronic Data Processor shall, collectively, be deemed to be one Employee

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for all the purposes of this bond, excepting, however, the Employee termination provisions of Section 13; and

(5) a Partner or Member of the Insured, unless not covered as indicated in Item 4 of the Declarations.

(g)    Evidence of Debt means a Written instrument, including a Negotiable Instrument, executed, or purportedly executed, by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.

(h)    Financial Interest in the Insured of the Insured’s general partner(s), limited partner(s), or Members committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)  as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the dose of business on the date of discovery of loss covered by this bond, in the aggregate of:

(i)  the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(ii)  the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (h)(1)(ii) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)  as respects limited partners or Members the value of such limited partners’ or Members’ investment in the Insured.

(i)	Forgery means:

(1)  affixing the handwritten signature, or a reproduction of the handwritten signature, of another natural person without authorization and with intent to deceive; or

(2)  affixing the name of an organization as an endorsement to a check without authority and with the intent to deceive.

Provided, however, that a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose is not a Forgery. An electronic or digital signature is not a reproduction of a handwritten signature or the name of an organization affixed as an endorsement to a check.

(j)    Guarantee means a Written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(k)    Letter of Credit means a Written engagement by a bank made at the request of a customer that the bank will honor drafts or other demands for payment upon compliance with the conditions specified in the engagement.

(I)    Loan means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

(m)    Member means a natural person who has an ownership interest in a limited liability company.

(n)    Messenger means an Employee while in possession of the Insured’s Property away from the Insured’s premises, and any other natural person acting as custodian of the Property during an emergency arising from the incapacity of the original Employee.

(o)    Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

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(p)    Negotiable Instrument means any writing:

(1)  signed by the maker or drawer;

(2)  containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer;

(3)  payable on demand or at a definite time; and

(4)  payable to order or bearer.

(q)    Original means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

(r)    Partner means a natural person who:

(1)  is a general partner of the Insured, or

(2)  is a limited partner and an Employee (as defined in Section 1(f)(1) of this bond) of the Insured.

(s)    Property means Money, Certificated Securities, Negotiable Instruments, Certificates of Deposit documents of title, Evidences of Debt, Security Agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in Written form or stored on any tangible media, gems, jewelry, precious metals of all kinds and in any form, (which are collectively the enumerated items of property) and tangible items of personal property which are not hereinbefore enumerated.

(t)    Security Agreement means a Written agreement which creates an interest in personal property or fixtures and which secures payment or performance of an obligation.

(u)    Transportation Company means any organization which regularly provides its own or leased vehicles for transportation of its customers’ property or which provides freight forwarding or air express services.

(v)    Withdrawal Order means a Written non-negotiable instrument signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.

(w)    Written means expressed through letters or marks placed upon paper and visible to the eye.

EXCLUSIONS

Section 2. This bond does not cover:

(a)    loss resulting directly or indirectly from Forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)    loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)    loss resulting directly or indirectly from the effects of nuclear fission or fusion, radioactivity or chemical or biological contamination;

(d)    loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known, except when covered under Insuring Agreement (A);

(e)    loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any Loan or transaction involving the Insured as a lender or borrower, or extension of credit, including but not limited to the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such Loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), or (E);

(f)    loss resulting from any violation by the Insured or by any Employee:

(1)  of any law regulating: (i) the issuance, purchase or sale of securities, (ii) securities transactions upon any security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)  of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts which caused the said loss involved dishonest or fraudulent conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)    loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)    loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreements (B) or (C) and resulting directly from unintentional acts of the Employee causing misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)    loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful with-

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drawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)    loss resulting directly or indirectly from the use, or purported use, of credit, debit, charge, access, convenience, cash management or other cards:

(1)  in obtaining credit or funds,

(2)  in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, or

(3)  in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(I)    loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar Written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m)    loss resulting directly or indirectly from surrender of property away from an office of the Insured as a result of:

(1)  kidnapping,

(2)  payment of ransom,

(3)  threats of bodily harm to any person, except the custodian of the property, or of damage to the premises or property of the insured, or

(4)  actual disappearance, damage, destruction, confiscation or theft of property intended as a ransom or extortion payment while held or conveyed by a person duly authorized by the Insured to have custody of such property, except when covered under Insuring Agreement (A);

(n)    loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, except when covered under Insuring Agreement (A);

(o)    loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)    loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (D), (E) or (F);

(q)    loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured shall have become aware that it owns, holds or is responsible for such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)    loss of Property while:

(1)  in the mail, or

(2)  in the custody of any Transportation Company, unless covered under Insuring Agreement (C), or

(3)  while located on the premises of any Messenger or Transportation Company,

except when covered under Insuring Agreement (A);

(s)    potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)    damages of any type for which the Insured is legally liable, unless the Insured establishes that the act or acts which gave rise to the damages involved conduct which would have caused a covered loss to the Insured in a similar amount in the absence of such damages;

(u)    all fees, costs and expenses incurred by the Insured:

(1)  in establishing the existence of or amount of loss covered under this bond, or

(2)  as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)    indirect or consequential loss of any nature including, but not limited to, fines, penalties, multiple or punitive damages;

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 8 of 12

(w)    loss resulting directly or indirectly from the Insured’s accepting checks payable to an organization for deposit into an account of a natural person;

(x)    loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, or investment banking broker, agent or other representative of the same general character;

(y)    loss caused directly or indirectly by a Partner or Member of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner or Member and the applicable Deductible amount, and then for the excess only;

(z)    loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)  loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

(bb)  loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, customer lists and intellectual property;

(cc)  loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any insured, or any director or officer of an Insured who is not in collusion with such Employee, knows, or knew at any time, of any dishonest or fraudulent act committed by such Employee at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such Employee at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

DISCOVERY

Section 3.

This bond applies to loss first discovered by the Insured during the Bond Period. Discovery occurs when the insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)  the Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)  the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall be reinstated by any net recovery received by the Underwriter during the Bond Period and before the Aggregate Limit of Liability is exhausted. Recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability, but any payment under the lost instrument bond shall reduce the Aggregate Limit of Liability under this bond.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum amount payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from:

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 9 of 12

(a)  any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated,

(b)  any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property,

(c)  all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)  any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a)    At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)    Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)    Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)    Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)    If any limitation period embodied in this bond is prohibited by any law controlling the construction hereof, such limitation period shall be deemed to be amended so as to equal the minimum limitation period allowed by such law.

(f)    This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the first named insured.

VALUATION

Section 6.

The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a ban, any interest or fees received by the Insured in connection with the loan shall be such a credit.

Money

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials, including electronic media, plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 10 of 12

to the Employee (or to his or her assignee) causing the loss if such loss is covered under Insuring Agreement (A).

ASSIGNMENT—SUBROGATION—RECOVERY

Section 7.

(a)    In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)    In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.

(c)    Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, thirdly, to the Insured in satisfaction of any Deductible Amount, and fourthly, to the Insured for any loss not covered by this bond. Recovery on account of loss of securities as set forth in the third paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)    The insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

COOPERATION

Section 8. Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter, the Insured shall:

(a)  submit to examination by the Underwriter and subscribe to the same under oath;

(b)  produce for the Underwriter’s examination all pertinent records; and

(c)  cooperate with the Underwriter in all matters pertaining to any claim or loss.

ANTI-BUNDLING

Section 9. If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

OTHER INSURANCE OR INDEMNITY

Section 10. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured, on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss.

COVERED PROPERTY

Section 11. This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 12. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

If the loss involves a dishonest or fraudulent act committed by an Employee, or if the amount of the potential loss exceeds the amount set forth in Item 6 of the Declarations, the Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, even if the amount of the loss does not exceed the Single Loss Deductible, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 13.

This bond terminates as an entirety upon occurrence of any of the following:

(a)  60 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond;

(b)  immediately upon the receipt by the Underwriter of a Written notice from the Insured of its desire to cancel this bond;

(c)  immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials;

(d)  immediately upon a Change in Control of the first named Insured;

(e)  immediately upon exhaustion of the Aggregate Limit of Liability; or

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 11 of 12

(f)  immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

If there is a Change in Control of an Insured other than the first named Insured, this bond immediately terminates as to that Insured only.

This bond terminates as to any Employee or any partner, officer or employee of any Electronic Data Processor (a) as soon as any Insured, or any director, Partner, Member or officer of an Insured who is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the

Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a Written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of this bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination. Termination of this bond as to any Employee, or any partner, officer or employee of any Electronic Data Processor, terminates liability for any loss caused by a dishonest or fraudulent act committed by such person after the date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page

TSB 5062c	Copyright The Surety & Fidelity Association of America, 2011	Page 12 of 12

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. B80-536506 in favor of RAND CAPITAL CORPORATION & RAND CAPITAL SBIC, INC.

It is agreed that:

1. The attached bond is amended by inserting as an additional part in Section 1(f), definition of Employee, the following:

A person who is a registered representative or a registered principal associated with an Insured except a:

(i) sole proprietor

(ii) sole stockholder

(iii) director or a trustee of an Insured who is not performing acts coming within the scope of the usual duties of an officer or an employee, or

(iv) partner.

2. The Underwriter will mark its records to indicate that the Financial Industry Regulatory Authority (“FINRA”) is to be notified promptly concerning the cancelation or substantial modification of the attached bond, including termination of the bond upon exhaustion of the Aggregate Limit of Liability, whether at the request of the Insured or the Underwriter. The Underwriter will use its best efforts to so notify FINRA but failure to so notify FINRA shall not impair or delay the effectiveness of any such cancelation or modification.

3. The attached bond is amended by deleting the third paragraph of General Agreement F in its entirety and replacing it with the following:

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorneys’ fees, costs and expenses incurred and paid by the Underwriter in the defense of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority as applied to the Insured.

4. This rider shall become effective as of 12:01 a.m. on 07/06/2012 standard time.

FINANCIAL INDUSTRY REGULATORY RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14, TO

COMPLY WITH CERTAIN REQUIREMENTS OF THE FINANCIAL INDUSTRY

REGULATORY AUTHORITY.

REVISED TO DECEMBER, 2011

SR 6139c

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. B80-536506 in favor of RAND CAPITAL CORPORATION & RAND CAPITAL SBIC, INC.

It is agreed that:

1.	Item 3 of the Declarations and all references in this bond to an Aggregate Limit of Liability are deleted.

2.	The attached bond is amended by deleting the third paragraph of General Agreement F in its entirety and replacing it with the following:

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured and any settlement in which the Underwriter participates shall be a loss covered by this bond. Attorneys’ fees, costs and expenses incurred and paid by the Underwriter in the defense of the litigation shall reduce, and shall be a part of, only any portion of the Single Loss Limit of Liability that exceeds the minimum coverage required by Rule 4360 of the Financial Industry Regulatory Authority as applied to the Insured.

3. This rider shall become effective as of 12:01 a.m. on 07/06/2012 standard time.

FINRA RIDER

FOR USE WITH FINANCIAL INSTITUTION BOND,

STANDARD FORM NO. 14, TO COMPLY WITH

FINRA RULE 4360

CREATED DECEMBER 2011

SR 6315                                                              Copyright, The Surety & Fidelity Association of America, 2011

THE CINCINNATI INSURANCE COMPANY

THE CINCINNATI CASUALTY COMPANY

THE CINCINNATI INDEMNITY COMPANY

NOTICE TO POLICYHOLDERS

Please be advised that in your application for insurance you disclosed information to The Cincinnati Insurance Company, The Cincinnati Casualty Company and The Cincinnati Indemnity Company. The information disclosed in the application and all information subsequently collected by any of these companies may be shared among all three.

IP 446 08 01

SIGNATURE ENDORSEMENT

IN WITNESS WHEREOF, this policy has been signed by our President and Secretary in the City of Fairfield, Ohio, but this policy shall not be binding upon us unless countersigned by an authorized representative of ours. The failure to countersign does not void coverage in Arizona, Virginia and Wisconsin.

Secretary	President

The signature on any form, endorsement, policy, declarations, jacket or application other than the signature of the President or Secretary named above is deleted and replaced by the above signatures.

IA 4338 01 09

RIDER / ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. B80-536506 in favor of RAND CAPITAL CORPORATION & RAND CAPITAL SBIC, INC.

It is agreed that:

2/	Part (a) of the section entitled “Termination or Cancelation” of this bond / policy is deleted and cancelation of this bond / policy by Underwriter / Company is subject to the following provisions:

b/

If this bond / policy has been in effect for 60 days or less, the underwriter / company may cancel this bond / policy by mailing or delivering to the first named Insured written notice of cancelation at least:

(1)	20 days before the effective date of cancelation if the underwriter / company cancels for any reason not induded in paragraph (2) below.

(2)	15 days before the effective date of cancelation if the underwriter / company cancels for any of the following reasons:

)j*	Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

)jj*	Conviction of a crime arising out of acts increasing the hazard insured against;

(iii)	Discovery of fraud or material misrepresentation in the obtaining of the bond / policy or in the presentation of a claim;

(iv)

After issuance of the bond / policy or after the last renewal date, discovery of an act or omission, or a violation of a bond / policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond / policy period;

(v)

Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond / policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond / policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond / policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond / policy was issued or last renewed;

(vi)

Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

(vii)	A determination by the Superintendent that the continuation of the bond / policy would violate, or would place us in violation of, any provision of the Insurance Code; or

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS

NOS. 14, 15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY

BOND, STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR

FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS

REVISED TO JULY, 2009

SR 6180d	Copyright, The Surety Association of America, 2009	Page 1 of 3

(viii)

Where the underwriter / company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter / company cancels for this reason, the first named Insured may make a written request to the insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter / company will simultaneously send a copy of the cancelation notice to the Insurance Department.

b.

If this bond / policy has been in effect for more than 60 days, or if this bond / policy is a renewal or continuation of a bond / policy the underwriter / company issued, the underwriter / company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter / company mails the first named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.	The underwriter / company will mail or deliver notice, including the reason for cancelation, to the first named Insured at the address shown in the bond / policy and to the authorized agent or broker.

d.

If this bond / policy is canceled, the underwriter / company will send the first named Insured any premium refund due. If the underwriter / company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter / company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter / company has not made or offered a refund.

f/

If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter / company may cancel this entire bond / policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond / policy.

3/	Renewal or nonrenewal of this bond / policy by the Underwriter / Company is subject to the following provisions:

b/	If the underwriter / company decides not to renew this bond / policy, it will send notice as provided in paragraph d/ below.

b.

If the underwriter / company conditionally renews this bond / policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter / company will send notice as provided in paragraph d/ below.

d/

If the underwriter / company decides not to renew this bond / policy, or to conditionally renew this bond / policy as provided in paragraph 2.b. above, the underwriter / company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond / policy or, the anniversary date if this is a continuous bond / policy.

d.

Notice will be mailed or delivered to the first named Insured at the address shown in the bond / policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

f/

Notice will include availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.	If the underwriter / company violates the provisions of paragraph d/ above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1)

prior to the expiration date of the bond / policy, coverage will remain in effect at the same terms and conditions of this bond / policy at the lower of the current rates or the prior period’s rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

SR 6180d	Copyright, The Surety Association of America, 2009	Page 2 of 3

(2)

on or after the expiration date of this bond / policy, coverage will remain in effect at the same terms and conditions of this bond / policy for another required bond / policy period, at the lower of the current rates or the prior period’s rates, unless the first named Insured, during this additional required bond / policy period, has replaced the coverage or elects to cancel.

g.

The underwriter / company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond / policy has been replaced or is no longer desired.

SR 6180d	Copyright, The Surety Association of America, 2009	Page 3 of 3

ENDORSEMENT

No.

Attached to and Forming Part of Policy No.	Effective date of Endorsement
B80-536506	07/06/2012
Issued to
RAND CAPITAL CORPORATION & RAND CAPITAL SBIC, INC.

WAR AND MILITARY ACTION AND NUCLEAR HAZARD

EXCLUSION

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND Standard Form Numbers: 14, 15 and 25

The CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS is amended as follows:

A.	Exclusion (b) in Form Numbers 14 and 25 and Exclusion (c) in Form Number 15 is deleted in its entirety and replaced by the following:

This bond does not cover:

Loss due to riot or civil commotion outside the United States of America and Canada unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot or civil commotion on the part of any person acting for the Insured in initiating such transit.

B.	The War And Military Action Exclusion is added as follows:

This bond does not cover:

Loss or damage caused directly or indirectly by the following. Such loss or damage is excluded regardless of any other cause or event that contributes concurrently or in any sequence to the loss.

1.	War, including undeclared or civil war; or

2.

Warlike action by a military force, including action in hindering or defending against an actual or expected attack, by any government, sovereign or other authority using military personnel or other agents; or

3.	Insurrection, rebellion, revolution, usurped power, or action taken by governmental authority in hindering or defending against any of these.

With respect to any action that comes within the terms of this exclusion and involves nuclear reaction or radiation, or radioactive contamination, this War And Military Action Exclusion supersedes the Nuclear Hazard Exclusion.

C.	Exclusion (c) in Form Numbers 14 and 25 and Exclusion (d) in Form Number 15 is deleted in its entirety and replaced by the following Nuclear Hazard Exclusion:

This bond does not cover:

Loss or damage caused directly or indirectly by the following. Such loss or damage is excluded regardless of any other cause or event that contributes concurrently or in any sequence to the loss.

Based upon, arising out of, directly or indirectly resulting from or in consequence of, or in any way involving the hazardous properties, including radioactive, toxic or explosive properties, of any nuclear material. Nuclear material means any source material, special nuclear material, or by-product materials as those terms are defined under the Atomic Energy Act of 1954 or any amendments thereto.

NO 310 02 03	Includes copyrighted material of ISO Properties, Inc., with its permission.

POLICYHOLDER NOTICE

WAR AND MILITARY ACTION EXCLUSION

AND

WAR AND MILITARY ACTION AND

NUCLEAR HAZARD EXCLUSION

RESTRICTIONS OF COVERAGE

This is a policyholder notice regarding the War and Military Action Exclusion Endorsement or the War and Military Action and Nuclear Hazard Exclusion Endorsement attached and applicable to this Policy or Bond.

NO COVERAGE IS PROVIDED BY THIS SUMMARY. Nor can it be construed to replace any provision of your Policy or Bond. YOU SHOULD READ YOUR POLICY OR BOND AND REVIEW YOUR DECLARATIONS PAGE CAREFULLY for complete information on the coverages that you are provided. If there is any conflict, between the Policy or Bond and this summary, THE PROVISIONS OF THE POLICY OR BOND SHALL PREVAIL.

When the WAR AND MILITARY ACTION EXCLUSION is attached to your Policy or Bond, an exclusion is added with respect to loss arising out of war, warlike action and similar events.

When the WAR AND MILITARY ACTION AND NUCLEAR HAZARD EXCLUSION endorsement is attached to your Policy or Bond, an exclusion is added with respect to loss arising out of war, warlike action and similar events and to loss arising out of the hazardous properties of any nuclear material.

NO 465 02 03

RAND CAPITAL CORPORATION

Written Consent

by the Directors of the Board

July 6, 2012

The members of the Board of Directors of Rand Capital Corporation (the “Corporation”), hereby adopt and consent to the adoption of the following resolutions and agree that said resolutions shall have the same force and effect as if adopted at a meeting of the Board of Directors duly called and held for such purpose.

WHEREAS, Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 17g-1(a) thereunder, requires a Business Development Company (a “BDC”), such as the Corporation, to protect the assets of the Corporation.

WHEREAS, the Board of Directors has considered the relevant factors in determining the coverage to be provided.

WHEREAS, Section 17g-1(d) requires that the Corporation provide a minimum coverage of $350,000 if its gross assets are under $50 million.

WHEREAS, the Corporation has identified that The Cincinnati Insurance Company insurance company will provide a Financial Institution Bond protecting the Corporation with $350,000 in coverage (the “Bond”), naming the Corporation as the sole insured for an average annual premium of $1,579.66 for the 36 month period beginning July 6, 2012.

WHEREAS a majority of the Board of Directors who are not interested persons of the Corporation must approve the coverage.

NOW, THEREFORE, BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage of the Bond, a copy of which is attached hereto as Exhibit A, covering the Corporation by The Cincinnati Insurance Company in the amount of $350,000 and a three year total premium of $4,739 (the “Fidelity Bond”) are hereby approved;

FURTHER RESOLVED, that the officers of the Corporation be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Corporation, to provide and maintain the Fidelity Bond on behalf of the Corporation.

These actions are taken this 6th day of July 2012.

This Written Consent may be signed by two or more counterparts, which together shall constitute a single Written Consent.

/s/ Reginald B. Newman. II

Reginald B. Newman, II (Chairman)

/s/ Allen F. Grum

Allen F. Grum

/s/ Erland E. Kailbourne

Erland E. Kailbourne

/s/ Jayne K. Rand

Jayne K. Rand

/s/ Robert M. Zak

Robert M. Zak

/s/ Ross B. Kenzie

Ross B. Kenzie